Subsequent Event.

On June 24, 2015, the Board approved three separate reorganizations of Balanced Portfolio, Growth Portfolio, and Small Cap Growth Portfolio (each, a Merging Portfolio) into Mid Cap Growth Portfolio (the Surviving Portfolio, and together with the Merging Portfolios, the Portfolios) (each a Reorganization).Each Reorganization is independent of the others, and the Reorganization of any Merging Portfolio may proceed even if the Reorganization of one or both of the other Merging Portfolios is postponed or cancelled. All Portfolios are series of the Trust. Each Reorganization will take effect on or about November 6, 2015. No shareholder vote is required for any of the Reorganizations. At the time of each Reorganization, contractholders who are shareholders of a Merging Portfolio (indirectly through a separate account) automatically will become shareholders (again, indirectly through that separate account) of the Surviving Portfolio, receiving shares of the Surviving Portfolio having an aggregate net asset value equal to the contractholders shares in the Merging Portfolio.